Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001-03433

Credit Suisse 2015 Basic Material Conference
The Dow Chemical Company
September 17, 2015

The following excerpt is from the Credit Suisse 2015 Basic Materials Conference, held on September 17, 2015

John McNulty, Credit Suisse
They’ve also got a number of high-end specialty chemical and material platforms as well, like their electronics platform, their ag-chem platform, and seed platform. As you know, Dow has been working to drive some solid shareholder value, including their RMT transaction with Olin around the chlor-alkali business. They’ve also been pushing some significant cost-cutting initiatives, a host of large-scale investments around advantaged feedstocks to really help to drive shareholder value and growth going forward.

James Fitterling - Vice Chairman, Business Operations
Some of the comments are also going to contain statements about our announced agreement to separate a substantial portion of our chlor-alkali and our downstream chlorine derivatives business and merge it with a subsidiary of the Olin Corporation. In connection with that transaction Dow and Olin have filed materials with the SEC and that contain important information and we advise you to read them. Those filings are available free of charge from the SEC, Dow, or Olin as appropriate.

So move on to Slide 3. I’d like to talk today about the evolution of Dow’s strategy moving away from undifferentiated commodity manufacturing to focusing on going narrower and deeper in high-value markets. We’ll discuss some of the key steps that we’ve taken, including the Dow Olin transaction and we’ll walk through how our portfolio is structured to deliver and capture value.

The Dow Olin transaction is a significant step-forward in the journey to right size this exposure. With a plan in place today to exit the final piece of a long-term heritage contract by the end of the decade, Olin has an option to buy ethylene to serve this capacity, which will shift this exposure to Olin. I’ll revisit the Dow-Olin ethylene transaction in a few minutes.

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Credit Suisse 2015 Basic Material Conference
The Dow Chemical Company
September 17, 2015

Since we’re talking about Olin, let’s take a few minutes to discuss the facts and the benefits of this transaction. Turning to Slide 8, when we set out to execute this portfolio move, we knew two things would be critical for our continued success in our specialty businesses. The new company would need to be a competitive world leader to be a sustainable ECU provider to Dow and we wanted to create a new company that could grow in chlorine derivatives to meet our growing needs.

This will allow Dow to continue to optimize and grow our chlorine dependent value chain. We believe the new Olin with full producer back integration to U.S. Gulf Coast ethylene and the new management team combining experienced Olin and top-notch Dow executives to be the best long-term owner and operator of the Dow chlor-alkali and derivative assets and businesses. Further, Olin expansions at the Heritage Dow sites will spread the Dow site fixed cost over a larger and shared base.

They are positioned to be the clear industry leader with performance potential from the synergies of the two businesses and upside earnings potential from offering a portfolio of products that neither company uniquely offered in the past. For Dow, the transaction will maintain our integration efficiencies at attractive long-term commercial arrangements of equal importance to Dow, as the ethylene is to Olin.

This structure maintains the competitiveness of our chlorine and caustic consuming businesses like Dow AgroSciences and Polyurethanes. The transaction enhances our ability to improve our deployment and return on capital by eliminating capital demands of the chlorine – Chlorinated Organics and Chlorinated Ethylene businesses.

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Credit Suisse 2015 Basic Material Conference
The Dow Chemical Company
September 17, 2015

The company expects to receive proceeds of approximately $5 billion, with improvements to our capital structure through debt reduction, cash and share tenders. Many of you been asking questions around how we reached the decision to sell ethylene capacity while we’re building new capacity.
First, as I said before, Dow will realize reinvestment economics on ethylene capacity that is now approximately 35-years-old. Some have suggested that we should have built new polymer capacity for this ethylene. However, investing in new polymer capacity on aged assets is a risk to efficient operations of the new assets and a decision to build out-of-sync ethylene capacity down the road.

On Slide 9, a number of milestones have been passed, including regulatory and commercial considerations, such that now we can provide details around the Dow Olin ethylene agreement, which we’ll cover here.

The EDC-VCM industry is rapidly back integrating. Our sale of ethylene capacity will allow Olin to compete on an integrated basis as they become the world’s largest merchant seller of EDC. This is the ethylene currently sold into the EDC-VCM market by Dow today. Olin purchased capacity rights and options for future capacity rights from Dow for a 20-year period. Dow will receive more than $700 million in capacity rights for the initial 345,000 tons per annum of ethylene capacity.

There is a potential for an additional approximately $500 million due if the option is triggered for an increased supply of 300,000 tons per annum commencing in 2021. The supply of ethylene and payments ramp up with defined steps over the next five years. Olin bears full cost and risks of a capacity owner, including outage and maintenance cost.

Finally, service fees are paid by Olin for operating overhead and technical support. Overall, both partners benefit from the interdependent site integration of proximity, power, utilities and product supply arrangements, while optimizing their independent respective businesses. The parties have clear product supply obligations associated with the overall agreements with each partner independently bearing market, operational and off-take risks.

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Credit Suisse 2015 Basic Material Conference
The Dow Chemical Company
September 17, 2015

I pointed out the new Olin will be competitive and a world leader in the chlorine chain. Turning to Slide 10, New Olin will have unmatched scale integration and diversification. On day one, New Olin will be the leading producer of North American bleach and acid, global epoxy and integrated chlorine. They will have the most diverse chlorine envelope with the broadest geographic presence in caustic, epoxy and chlorinated organics. And they will have the distribution port and logistics network to reach markets.

Finally, all of this market reach will be on a firm foundation of top-tier economics in brine, power and ethylene. In short, the combination of Olin and Dow Chlorine products come together as an industry leader on day one. Back to Dow, we have a portfolio that is structured now to capture value in many ways. Our performance over the last several quarters highlights the strength of our integrated portfolio.

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